FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of February, 2018

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒                      Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐                      No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                       ]

Athens, February 28th, 2018

PRESS RELEASE

The National Bank of Greece (the “Bank”) announces that, during the Board of Directors session held today, the resignation of Mr. Petros Sabatacakis from the position of independent non-executive Board member was announced. The National Bank of Greece extends a warm thank you to Mr. Petros Sabatacakis for his cooperation and substantial contribution to the workings of the Bank’s Board of Directors throughout the 8-year period during which he served as Board member.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)

Date: February 28th, 2018

Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: February 28th, 2018

Director, Financial Division